Exhibit 99.1

Polyrizon Intends to Acquire 51% Stake in Global Private Aviation Company

The Company signed a non-binding MOU agreement with Arrow Aviation, a lucrative high- growth company with annual unaudited revenues of approximately $19 million and approximately $3 million adjusted EBITDA

Raanana, Israel, Feb. 04, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal protective solutions, today announced the signing of a non-binding Memorandum of Understanding (MOU) with Arrow Aviation Ltd. (“Arrow Aviation”), a global private aviation company. Under the terms of the MOU, Polyrizon intends to acquire a 51% stake in Arrow Aviation on a fully diluted basis through a cash investment of NIS 18,000,000 (approximately $5.8 million), marking a strategic expansion into the high-growth private aviation sector.

Arrow Aviation, with annual unaudited revenues of approximately $19 million and adjusted EBITDA of approximately $3 million, is a leading provider of private aviation services, operating a fleet of executive jets and delivering uncompromising, high-standard VIP flights tailored to diverse needs. Arrow Aviation offers private flights for leisure or business, including destination stays, escorts, and seamless connections to subsequent destinations. Its services extend to the public sector, supporting government offices and public entities with specialized flights, such as ambulance and medical evacuations, air rescues, special-needs transport, medical tourism, and cargo operations, including the handling of sensitive and hazardous materials under special licenses. Arrow Aviation serves business, private, and public clients with personalized, point-to-point solutions, underpinned by a passion for aviation, extensive industry expertise, and a full operational infrastructure featuring a complete aircraft fleet and dozens of highly skilled pilots holding professional licenses for private, commercial, hazardous materials, and other specialized flights.

“We believe that this strategic move, upon completion, represents an exciting diversification opportunity for Polyrizon, allowing us to leverage our strong financial position to enter the dynamic private aviation market, a market set to grow to $41.38 billion by 2030, through a potential acquisition of a high-growth, high-potential company,” said Tomer Izraeli, CEO of Polyrizon. “We believe that the potential acquisition of Arrow Aviation’s established operations and commitment to excellence align perfectly with our plan to explore revenue-generating investment opportunities in high-growth sectors, that potentially will enhance value for our shareholders and clients alike.”

The proposed transaction includes ancillary arrangements, such as the transfer of a Hawker 800 aircraft valued at $3.5 million to Arrow Aviation by a third party, in exchange for a convertible note (convertible in Polyrizon ordinary shares) issued by Polyrizon. Additionally, existing Arrow Aviation shareholders will forgive outstanding shareholder debts owed by Arrow Aviation in return for convertible notes (convertible in Polyrizon ordinary shares) from Polyrizon, enabling Arrow Aviation to emerge debt-free from institutional obligations post-closing. The MOU also outlines mutual call and put options on the remaining 49% of Arrow Aviation’s shares, exercisable after two years, based on agreed valuation multiples tied to financial metrics like EBITDA or revenue, which may result in Polyrizon acquiring 100% of Arrow Aviation on a fully diluted basis.

The signing of a definitive agreement is expected to occur within 30 days of the MOU, subject to due diligence, after which the closing of the acquisition would be expected to occur following the satisfaction of customary closing conditions.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategic expansion into the high-growth private aviation sector, its belief that this strategic move, upon completion, represents an exciting diversification opportunity for Polyrizon, allowing it to leverage its strong financial position to enter the dynamic private aviation market, its belief that the potential acquisition of Arrow Aviation’s established operations and commitment to excellence align perfectly with its plan to explore revenue-generating investment opportunities in high-growth sectors, that potentially will enhance value for our shareholders and clients alike, the expected growth of the private aviation market, the final terms and signing of definitive agreements with Arrow Aviation, the timing and completion of the acquisition, and the satisfaction of closing conditions related to the acquisition.s Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:
Michal Efraty
Investor Relations
IR@polyrizon-biotech.com